Stuart M. Strauss
                             Partner

                             DIRECT TEL  +1 212 878 4931
                             DIRECT FAX  +1 212 878 8375
                             stuart.strauss@cliffordchance.com




December 2, 2005

Mr. Christian T. Sandoe
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549

Re:      PowerShares Exchange-Traded Fund Trust
         (File Nos. 333-102228 and 811-21265)

Dear Mr. Sandoe:

Thank you for your telephonic comments regarding the registration statement on Form N-1A (the "Registration Statement") for the PowerShares Global Water Portfolio and PowerShares FTSE RAFI US 1000 Portfolio (together, the "Funds"), two separate exchange-traded index funds of the PowerShares Exchange-Traded Fund Trust (the "Trust"), filed with the Securities and Exchange Commission (the "Commission") on August 26, 2005. Below, we describe the changes we have made to the Registration Statement in response to the staff's comments and provide the information you requested.

The Trust has considered your comments and has authorized us to make on its behalf the responses and changes discussed below to the Trust's Registration Statement. These changes will be reflected in Post-Effective Amendment Nos. 61 and 62 to the Trust's Registration Statement, which will be filed on EDGAR.

                                   Prospectus

PowerShares Global Water Portfolio--Principal Investment Strategies, page 5

         Comment 1. If the Fund plans to invest in ADRs in addition to common stocks comprising the Palisades Water Index, please so state.

                  Response 1:  The disclosure has been revised accordingly.
                  -----------

         Comment 2. Please disclose (i) the percentage of the Fund's portfolio that will be invested in securities of countries outside the United States and (ii) the minimum number of countries outside the United States in which the Fund plans to invest.

                  Response 2: The word "global" has been removed from the name
                  ------------
of the Fund.

         Comment 3. Please disclose the test that will be applied to companies in which securities the Fund plans to invest relating to the company's revenue related to water activities.

                  Response 3:  The requested disclosure has been included.
                  -----------

         Comment 4. Please disclose the market capitalization range of companies in the Index as of a recent date.

                  Response 4:  The disclosure has been revised accordingly.
                  -----------

PowerShares Global Water Portfolio--Index Construction, page 6

         Comment 5. Please clarify the disclosure relating to the companies included in the Index that are drawn from the Infrastructure/Distribution and Water Resource Management sectors.

                  Response 5:  The disclosure has been revised accordingly.
                  -----------

PowerShares Global Water Portfolio--Principal Risks of Investing in the Fund, page 7
------------------------------------------------------------------------------

         Comment 6. Please disclose that the Fund will concentrate within the water industry.

                  Response 6:  The disclosure has been revised accordingly.
                  -----------

         Comment 7. If the Fund will invest primarily in small and medium-sized companies, please indicate as such in the summary strategy section of the prospectus.

                  Response 7:  Disclosure has been added to the summary.
                  -----------

PowerShares FTSE RAFE US 1000 Portfolio-- Principal Investment Strategies, page 11

         Comment 8. Please disclose the market capitalization range of companies in the Index as of a recent date.

                  Response 8:  The disclosure has been revised accordingly.
                  -----------

Other Information, page 27

         Comment 9. Please include the street address of the SEC's public reference room where information about the Funds can be reviewed and copied on the last page of the prospectus.

                  Response 9:  The disclosure has been revised accordingly.
                  -----------

                       Statement of Additional Information

Investment Restrictions and Policies, page 3

         Comment 10. Please include an investment restriction that states that the PowerShares Global Water Portfolio will be concentrated in the water industry.

                  Response 10:  The disclosure has been revised accordingly.
                  ------------

Portfolio Manager, page 14

         Comment 11. Please disclose the number of funds in the Trust in the first paragraph of this section.

                  Response 11:  We have revised the disclosure accordingly.
                  ------------

Quarterly Portfolio Schedule, page 21

         Comment 12. Please include the new phone number of the SEC's Public Reference Room.

                  Response 12:  We have revised the disclosure accordingly.
                  ------------

                                      * * *

         In addition, we are authorized by our client to acknowledge the following on its behalf:

o the action of the Commission or the staff in declaring the Registration Statement effective does not foreclose the Commission from taking any action with respect to the Registration Statement;

o the action of the Commission or the staff in declaring the Registration Statement effective does not relieve the Trust from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

o the Trust may not assert the action of the Commission or the staff in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-4931 or Allison
M. Harlow at (212) 878-4988. Thank you.


Sincerely yours,

/s/ Stuart M. Strauss

Stuart M. Strauss